Filed by Akzo Nobel N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: May 15, 2026

The following Joint Presentation is being filed in connection with the proposed merger of equals transaction between Akzo Nobel N.V. and Axalta Coating Systems Ltd.:

May 2026 Stakeholder Engagement Document for Remuneration STRICTLY CONFIDENTIAL This content only constitutes the key highlights of the contemplated remuneration policy for the NewCo Board and does not purport to be the full remuneration policy document itself.

2 Remuneration Policy “ NewCo ” 2027 A Peer Group Composition Executive Director Compensation Context NewCo’s remuneration policy Non - Executive Director Compensation

3 Context A unique transatlantic merger of equals requiring a tailored remuneration framework balancing European governance standards and US market expectations

4 Building a future leader in coatings A unique transatlantic merger of equals requiring a tailored remuneration framework • All - stock merger of equals: requires upfront alignment of leadership, governance, Board composition, and remuneration for a group of Board Members coming from different remuneration frameworks, market practices and governance expectations. • Listing in the United States: Ultimately, NewCo will be solely US listed at the New York Stock Exchange , requiring the remuneration framework to reflect both European governance expectations and US market practice. • Immediate integration challenge: unlike a traditional remuneration review focused on hypothetical future talent, the framework must immediately accommodate and retain existing executives and Board members from two organizations with different compensation structures and incentive philosophies. • Policy designed to support strategic ambition: remuneration framework intended to support the creation of a global leader in coatings , accelerate integration of the two companies, deliver synergies, and establish a stronger platform for sustainable long - term value creation. • Incentive framework aligned with transaction priorities: remuneration structure designed to prioritize successful post - merger integration, delivery of synergies and cash generation in the initial years, while progressively shifting toward sustainable growth and long - term shareholder value creation. • Leadership continuity and execution stability: framework intended to support continuity of leadership, operational stability and effective governance during a period of significant organizational transformation and integration.

5 G r e g o i r e P o u x - G u i ll a u me C E O a n d C h a ir B en N o t e b oom C h a ir E s t e r Ba i g et I n d e p en d en t D i r e c t or H a n s v a n B y l en I n d e p en d en t D i r e c t or J a s k a d e Ba kk er In d e p e n d e n t D i r e c t or W o u t e r K o lk In d e p e n d e n t D i r e c t or U t e W o lf In d e p e n d e n t D i r e c t or H a n s - J o a c h i m M u ll er In d e p e n d e n t D i r e c t or M aa r t en d e V r i es C FO T y r o ne J o r d an In d e p e n d e n t D i r e c t or D e b o r a h K i ss i re In d e p e n d e n t D i r e c t or S a m u e l S m o l ik In d e p e n d e n t D i r e c t or Ke v i n S t e in In d e p e n d e n t D i r e c t or M a r y Z o pp o ne In d e p e n d e n t D i r e c t or A x a l ta R a k e s h S a c h d ev C h a ir J a n B e r t s ch I n d e p en d en t D i r e c t or W i ll i am C ook In d e p e n d e n t D i r e c t or F u t ur e B o a r d C o mp o s i t i o n R a k e s h S a c h d ev C h a ir C h r i s G r e g o i r e P o u x - V i ll a v a r a y an G u i ll a u me B en N o t e b oom T B D v Axalta NewCo’s proposed Board Structure Continuity, balanced legacy representation and external Board renewal AkzoNobel Mutually nominated Independent Directors AkzoNobel • The future Board will initially be largely composed of directors currently serving on the Boards of AkzoNobel and Axalta , ensuring continuity of governance and institutional knowledge during the integration phase. • Additional mutually nominated independent directors will be appointed outside of the legacy structures to support balanced governance. • Following closing, the Deputy CEO transition arrangement will result in the future appointment of Axalta’s CFO as Executive Director after the agreed transition period. • Board composition : 2 Executive Directors 9 Non - Executive Directors T B D T B D v T B D Vice C h a ir CEO Deputy CEO Chris Villavarayan C E O Note: AkzoNobel Supervisory Board and Management Board chart prior to AGM 2026

6 Simplified Governance Structure with Significant Cost Synergies Unified framework supports continuity, integration and meaningful governance efficiencies NewCo* €10,965,000 €14,378,315 CEO €3,381,000 €5,987,018 CFO €2,585,000 €3,009,249 Non - Executive Directors (total) €16,931,000 €23,374,582 • NewCo will operate under a unified one - tier Board structure , combining Executive and Non - Executive Director functions within a single governance framework. • The future Board structure largely builds on existing leadership and governance capabilities from both legacy organizations, while integrating newly appointed independent directors to support future governance evolution. • The transition from two separate governance structures to a single NewCo Board framework is expected to generate approximately 28% governance cost synergies . +

7 Peer Group Composition Constructed to reflect NewCo’s competitive landscape, transatlantic profile and scale as a future global leader in coatings

8 Sector Relevant Global Peer Group (incl. market cap) Peer group at median of market cap reflecting size, sector and geographical balance US CHEMICALS US SPECIALTY CHEMICALS COMPETITORS Paints & Coatings Sherwin - Williams €71.0bn PPG Industries €19.4bn RPM International €11.9bn EUROPEAN CHEMICALS BASF €38.7bn Givaudan €33.0bn DSM - Firmenich €18.1bn LyondellBasell €12.5bn Syensqo €7.1bn Evonik €6.5bn Arkema €3.9bn DuPont €19.3bn Dow Inc. €14.5bn Eastman Chemical €6.1bn FMC Corporation €2.4bn Huntsman Corp. €1.6bn Peer group constructed around four guiding principles Market peers , sector relevance , geographic balance and comparable company scale to ensure a robust and credible benchmark framework for NewCo • Approximately 70% of the peer group derived from existing AkzoNobel and Axalta benchmark companies, ensuring continuity and consistency Market peers & sector relevance • Peer group anchored around leading paints and coatings companies , complemented by selected global chemical industry leaders reflecting the executive talent market relevant to NewCo • Sherwin - Williams, PPG and RPM are among key global competitors within paints and coatings Geographic balance • Benchmark designed to reflect NewCo’s transatlantic operating model , dual headquarters structure and US market positioning • Balanced representation between European and North American companies consistent with the merger - of - equals structure Comparable scale • NewCo positioned at or above peer group median across key size metrics, including market capitalization, revenue and headcount • Peer group designed to provide a credible and sufficiently stretching benchmark without creating artificial inflation Median €12.5 bn Newco € 15 bn* Note: Q4 2025 average market cap *Estimate before special dividend payment

9 Head - count Revenue (EURm) Market Cap (EURm) Country of Incorporation Country of Listing Company 64,249 20,892 70,992 United States United States The Sherwin - Williams Company 109,717 65,260 38,731 Germany Germany BASF SE 17,580 7,976 32,950 Switzerland Switzerland Givaudan SA* 24,000 11,452 19,481 United States United States DuPont 43,500 14,069 19,408 United States United States PPG Industries, Inc. 26,873 9,034 18,075 Switzerland Netherlands DSM - Firmenich AG 46,551 15,589 15,000** Netherlands United States NewCo 34,600 35,421 14,025 United States United States Dow Inc. 18,970 26,722 12,535 Netherlands United States LyondellBasell Industries 17,778 6,820 11,939 United States United States RPM International Inc. 12,686 6,846 7,052 Belgium Belgium Syensqo SA/NV 31,053 14,069 6,477 Germany Germany Evonik Industries AG 21,082 9,544 3,897 France France Arkema S.A. 13,000 7,756 6,053 United States United States Eastman Chemical Company 5,700 4,246 2,409 United States United States FMC Corporation 6,300 6,036 1,590 United States United States Huntsman Corporation 21,082 9,544 12,535 Median 1 Source: S&P CapIQ · 2 Based on 3 - month average market cap to 31 December 2025; 1 USD = 0.89 EUR · * Givaudan listed but relevant comp data li mited **Estimated market cap post close NewCo positioned at or above peer group across key metrics Reflecting NewCo’s scale, transatlantic profile and a global leader in coatings 115% Above median on market cap NewCo's estimated market cap of €15bn sits above the peer median of €12.5bn — confirming the peer group is a representative, not inflated, benchmark. . 149% Top - quartile revenue scale Revenue of €15.6bn is 149% of the peer median (€9.5bn ). Only Dow, BASF, and LyondellBasell exceed NewCo on revenue — all significantly larger conglomerates. 207% 3 rd largest employer in the group 46,551 employees — over twice the peer median. This scale reinforces the appropriateness of the large cap comparators in the group. ~70% Continuity with legacy benchmarks Approx. 70% of the peer group is drawn from the existing Axalta and AkzoNobel benchmarks.

10 Balanced Executive Leadership Structure for NewCo CEO and CFO from both legacy organizations supported by a harmonized compensation framework CEO Greg Poux - Guillaume Current CEO and Chairman of the Board of Management of AkzoNobel CFO Carl D. Anderson II Current CFO of Axalta

11 Base compensation CEO base salary maintained, CFO positioned at peer group median NewCo * Median No Change €1,290,000 €1,241,000 €1,014,600 €1,290,000 Chief Executive Officer At median €735,000 €733,000 €655,930 € 830,000 Chief Financial Officer • No change for CEO in base pay compensation • Median base pay compensation for CFO

12 Variable pay Simplified structure with share matching integrated into STI and LTI at or below median positioning NewCo (at target) Median Premium to Median 150% 140% 130% 125%* Chief Executive Officer At median 100% 100% 90% 100%* Chief Financial Officer NewCo (at target) Median Below median 600% 663% 614% 200% Chief Executive Officer Premium to Median 260% 250% 237% 100% Chief Financial Officer Short - term Incentive Long - term Incentive • STI slightly above median for the Chief Executive Officer • AkzoNobel’s current share matching plan (25%) will be discontinued • STI at median for the Chief Financial Officer • CEO long - term incentive paid below median • LTI at median for the Chief Financial Officer * CEO: 1 00% at target STI + 25% share matching; CFO 80% at target STI + 20% share matching

13 Short - term Incentive metrics Focus on synergy realization first, with organic growth as a longer - term objective NewCo 80% financial metrics 20% non - financial metrics 100% financial + discretionary multiplier 70% financial / 30% non - financial Structure Adjusted EBITDA Free Cash Flow Synergies Organic Revenue Growth Adjusted EBITDA (50%) Adj. EBITDA Margin (25%) Free Cash Flow (25%) Adj. Operating Income (40%) Free Cash Flow (30%) Non - financial metrics (30%) Metrics 200% 200% 150% Maximum payout (as % of target) ▪ The types of Financial metrics considered are expected to include measures related to revenue and sales, profit margins, and cash flow management . ▪ Non - financial metrics , may include, but are not limited to, targets related to operations, industrial performance, productivity, portfolio management, and product development, each of which serves as a key enabler for achieving our strategic priorities . ▪ Performance metrics and their weighting will be disclosed ex - ante . Actual performance and targets will be disclosed ex - post . ▪ Starting with a focus on Adjusted EBITDA, Free Cash Flow generation and execution of synergies, followed over time by an increased emphasis on revenue growth . ▪ Clawback remains applicable .

14 Long - term Incentive metrics Predefined and limited set of performance indicators NewCo PSU (70%) + RSU (30%) RSU (40%) + PSU (60%) PSU (100%) Structure TSR Adjusted EPS/ROI/ ESG Relative TSR (50%) Adjusted EPS (50%) Adj.EBITDA (40%) ROI (40%) ESG (20%) Financial, Operational & ESG metrics (PSU) 100% on RSUs 200% * on PSUs 200% 150% Maximum payout (as % of target award) CEO: 600% CFO: 260% CEO: 500% CFO: 200% CEO: 300% CFO: 150% Share Ownership Requirements ▪ LTI structure primarily focused on Performance Share Units (PSUs) to reinforce long - term pay - for - performance alignment . ▪ Relative TSR applied as a multiplier of overall LTI outcomes , directly linking realized compensation to shareholder returns . ▪ Board selects 2 - 4 performance metrics annually . Metrics focus on profit/income, operating efficiency and shareholder value creation . ▪ Year one focus on integration and synergy realization creation , with proposed weighting on adjusted EPS, ROI, and selected ESG indicators . TSR as multiplier . ▪ Performance metrics and their weighting will be disclosed ex - ante . Actual performance and targets will be disclosed ex - post . ▪ The same metrics will be applied to the eligible senior executives in NewCo . The TSR multiplier ranges from 0.8x for performance below median to 1.2x for performance above the top quartile. Accordingly, where maximum payout is achieved on all underlying LTI performance measures, the application of the maximum TSR multiplier remains capped at 200%

15 Executive Directors – Severance Aligned with peer group median NewCo CFO NewCo CEO Median 1x base salary (incl. bonus) 2x base salary (incl. bonus) 1 – 2x base salary 2x base salary (incl. bonus at greater of 2x target or 2x the average 2 - year bonus) 1x base salary (Dutch governance standard) + Pro - rated bonus Termination without Cause – Severance Pro - rated vesting Pro - rated vesting Pro - rated vesting Forfeited – except for retirement, death, or disability Pro - rated vesting Termination without Cause – LTI Max 2x base salary (incl. target bonus) Max 3x base salary (incl. target bonus) 2 – 3x base salary 3x base salary CEO 2x base salary CFO (incl. target bonus) 1x base salary + Pro - rated bonus Change of Control – Severance Double trigger vesting Double trigger vesting Accelerated or double - trigger vesting Double trigger vesting Accelerated Change of Control – LTI

16 Chair of the Board Vice Chair of the Board Rakesh Sachdev Current Board Chair of Axalta Ben Noteboom Current Chairman of the Supervisory Board of AkzoNobel Non - Executive Director Compensation Chair and Vice Chair appointments reflecting balanced legacy representation 3 Current Axalta Board Members 3 Current AkzoNobel Board Members 3 Mutually Nominated Independent Directors

17 Non - Executive Directors Remuneration Framework Median - oriented framework with strong shareholder alignment NewCo Median €500,000 * €538,000 €356,000 €184,000 Chairman of the Board €300,000 --- --- €127,000 Vice Chairman €255,000 €253,000 € 244,750 € 105,000 Board Member * All - in fee ▪ Board remuneration positioned broadly at peer group median , combining cash compensation (45%) and equity - based remuneration (55%) to strengthen long - term shareholder alignment ▪ Prudent approach for former Axalta Board members , with compensation increasing by only approximately 9% despite the expanded scope, double market cap and complexity of responsibilities within NewCo . ▪ Vice Chair remuneration incorporates a market - based premium of approximately 15% , consistent with the enhanced governance responsibilities of the position. Aligned with current market practice and comparable to the premium currently applied under AkzoNobel’s existing remuneration framework. Base Fees NewCo Median €27,000 €30,000 €17,000 €27,000 Audit Chair €22,000 €22,000 €15,000 €22,000 Remuneration Chair €18,000 €18,000 €12,500 €22,000 Other Chair Committee Fees Travel allowance for continental ( €2,500 ) and intercontinental travel (€10,000 ) *

STRICTLY PRIVATE AND CONFIDENTIAL AkzoNobel Investor Contact Jan Willem Enhus JanWillem.Enhus@AkzoNobel.com Axalta Investor Contact Colleen Lubic Colleen.Lubic@Axalta.com

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025,33/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted4against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel's and Axalta's management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial5measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.